Exhibit 12d

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$80,319
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(20,536)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Fixed charges, as below	61,394	62,969	58,833	64,964	61,403	60,304
Total earnings, as defined	$190,069	$182,004	$183,856	111,594	$145,185	$120,087

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$59,363
Rental interest factor	801	955	1,036	962	1,086	941
Total fixed charges, as defined	$61,394	62,969	$58,833	64,964	$61,403	$60,304

Ratio of earnings to fixed charges	3.10x	2.89x	3.13x	1.72x	2.36x	1.99x